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                                                                    EXHIBIT 12.1

                  AT&T WIRELESS SERVICES, INC. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)


                                                                                     Year Ended December 31,
                                                                    2002         2001          2000          1999       1998

Pre-tax (loss) income from continuing operations
  before minority interest adjustment and equity
  investee (loss) income                                          $(1,048)      $   563       $   659       $(600)      $ 216

Add Fixed charges:

  Interest expensed and capitalized                                   705           526           208         224         195

  Amortization of debt premium/discount and interest
  accretion                                                            59             1            --          --          --

  Portions of rental expense representing interest                    220           146            87          66          58

  Pre-tax dividends on preferred stock held by AT&T                    --           124           210          91          91
                                                                  -------       -------       -------       -----       -----

Total Fixed charges and preferred stock dividends(B)                  984           797           505         381         344

Add:  Distributed income of equity investees                           12           431           198         232         233
Less:  Capitalized interest                                           (95)         (141)         (123)        (88)        (75)
                                                                  -------       -------       -------       -----       -----
Pre-tax (loss) income from continuing operations
  before minority interest adjustment, undistributed
  equity investee (loss) income, and fixed charges and
  preferred stock dividends (A)                                   $  (147)      $ 1,650       $ 1,239       $ (75)      $ 718
                                                                  -------       -------       -------       -----       -----

Ratio of Earnings to Fixed Charges* (A)/(B)                            **           2.1           2.5          **         2.1
                                                                  -------       -------       -------       -----       -----
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*        AT&T Wireless Services' ratio of earnings to combined fixed charges and preferred stock dividends is the same as its ratio of earnings to fixed charges for all periods presented as the preferred stock issued by AT&T
         Wireless Services, Inc. during 2002 resulted in dividends that were immaterial to the calculation for the year ended December 31, 2002.
         Therefore, the calculation of the ratio of earnings to combined fixed charges and preferred stock dividends is not separately presented.

** Due primarily to the impairment charges recorded in 2002 and the asset impairment and restructuring charges recorded in 1999, earnings were not sufficient to cover fixed charges and preferred stock dividends for the years ended December 31, 2002 and 1999. Additional earnings of $1.1 billion and $455 would be required to obtain a ratio of earnings to combined fixed charges of 1:1 for the years ended December 31, 2002 and 1999, respectively.